PW



10031892

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C 20549

SEC Mail Processing Section

AUG 3 0 2010

Washington, DC 110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-50915~~ 8-34543

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-Jul-09 AND ENDING 30-Jun-10

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Take Charge Financial** Inc **10-015541-c5**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

315 University Avenue
(No. and Street)

Los Gatos (City) **CA** (State) **95030** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joan Perry **408-399-6600**
(Area code- Telephone number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opion is contained in this Report*

Donahue Associates,LLC
(Name- if individual, state last, first, middle name)

27 Beach Road- Suite C05A (Address) **Monmouth Beach** (City) **NJ** (State) **07750** (Zip code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e(2)*

SEC 1410 (06-02)

9/9/10

OATH OR AFFIRMATION

I, Joan Perry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Take Charge Financial, as of June 30, 2010, are true and correct, I further swear (or affirm) that neither company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public



PAUL MERCHAIN
COMM. # 1795980
NOTARY PUBLIC - CALIFORNIA
SANTA CLARA COUNTY
COMM. EXPIRES APRIL 20, 2012
MGC1

This report ** contains (check applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors
- [X] (g) Computation of Net Capital(including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable)
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information relating to the Possession of Control Requirements Under Rule 15c3-3
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for determination of the Reserve Requirements Under Exhibit A of rukle 15c3-3.
- [ ] (k) A Reconciliation between the audited and the unaudited Statements of Financial Condition with respect to the methods of consolidation.
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

Independent Auditor's Report

The Shareholder,
Perry Investments, Inc.
dba Take Charge Financial!

We have audited the accompanying statement of financial condition of Perry Investments, Inc., dba Take Charge Financial! as of June 30, 2010 and the related statement of operations and changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements presented are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Perry Investments, Inc., dba Take Charge Financial! as of June 30, 2009 and the related statements of operations and changes in shareholder's equity, and cash flows for the year then ended in conformity with generally accepted accounting principles generally accepted in the United States of America.



Monmouth Beach, New Jersey
August 17, 2010

Perry Investments, Inc.
dba Take Charge Financial !
Balance Sheet
As of June 30, 2010

ASSETS

Current assets:	
Cash	$1,344
Investment in escrow account	50,000
Commissions receivable	9,005
Total Current Assets	$60,349
Total Assets	$60,349

LIABILITIES & SHAREHOLDER'S EQUITY

Current liabilities:	
Accounts payable & accrued expenses	$5,430
Total Current Liabilities	$5,430
Shareholder's Equity:	
Common stock	$100
Additional paid in capital	524,717
Retained earnings	(469,898)
Total Shareholder's Equity	54,919
Total Liabilities & Shareholder's Equity	$60,349

Please see the notes to the financial statements.

Perry Investments, Inc
dba Take Charge Financial !
Statement of Operations
For the Year Ended June 30, 2010

Commission & advisory revenues	$192,828
Commission & execution expenses	(26,885)
Net commission margin	$165,943
General and administrative expenses:	
Advertising & marketing	$4,573
Bank fees	3,217
Data processing	7,111
Education costs	23,033
Insurance	1,893
Office rent- related party	42,000
Office administration	31,743
Professional fees	17,345
Repairs & maintenance	20,818
Travel	27,113
Utilities	11,109
Website	13,156
Total general and administrative expenses	203,111
Loss from operations	($37,168)
Other income:	
Trading gain	18,661
Other sales	363
Net loss before income tax provision	($18,144)
Provision for income taxes	0
Net loss	($18,144)

Please see the notes to the financial statements.

Perry Investments, Inc.
dba Take Charge Financial !
Statement of Cash Flows
For the Year Ended June 30, 2010

Operating activities:	
Net loss	($18,144)
Changes in other operating assets and liabilities:	
Commissions receivable	(8,803)
Accounts payable & accrued expenses	(1,233)
Net cash used by operations	($28,180)
Financing activities:	
Capital contributed by shareholder	$23,969
Net cash provided by financing activities	23,969
Net decrease in cash during the fiscal year	($4,211)
Cash at June 30, 2009	5,555
Cash at June 30, 2010	$1,344
Supplemental disclosures of cash flow information:	
Interest paid during the fiscal year	$0
Income taxes paid during the fiscal year	$0

Please see the notes to the financial statements.

Perry Investments, Inc.
dba Take Charge Financial !
Statement of Changes in Shareholder Equity
For the Year Ended June 30, 2010

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balance at June 30, 2009	$100	$500,748	($451,754)	$49,094
Capital contributed by shareholder		23,969		23,969
Net loss for the fiscal year			(18,144)	(18,144)
Balance at June 30, 2010	$100	$524,717	($469,898)	$54,919

Please see the notes to the financial statements.

Perry Investments, Inc.
dba Take Charge Financial !
Notes to the Financial Statements
For the Year Ended June 30, 2010

1. Organization

Perry Investments, Inc. dba Take Charge Financial! (the Company) is a privately held Pennsylvania state corporation formed in 1986 for the purpose of conducting business as a securities broker dealer (BD). As s a BD, the Company is registered with the Financial Industry Regulatory Authority (FINRA) to market investments in registered securities.

The Company sells wrap investments and investment advice to various individuals in the United States. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

2. Summary of Significant Accounting Policies

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Commission Revenues- Commission revenues and related fees are recorded when they become due and the Company is reasonably assured of their collection.

Cash and cash equivalents- For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less.

Income taxes- The Company accounts for income taxes in accordance with generally accepted accounting principles which require an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between financial statement and income tax bases of assets and liabilities that will result in taxable income or deductible expenses in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets and liabilities to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period adjusted for the change during the period in deferred tax assets and liabilities.

The Company follows the accounting requirements associated with uncertainty in income taxes using the provisions of Financial Accounting Standards Board (FASB) ASC 740, *Income Taxes*. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the positions will be sustained upon examination by the tax authorities. It also provides guidance for de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As of June 30, 2010, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. All tax returns from fiscal years 2006 to 2009 are subject to IRS audit.

Recent Accounting Pronouncements-

Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") 820, *Fair Value Measurements and Disclosures* ("ASC 820" and formerly referred to as FAS-157), establishes a framework for measuring fair value in GAAP, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. ASC 820 is effective for fiscal years beginning after November 15, 2007. ASC 820-10-65, *Transition and Open Effective Date Information*, deferred the effective date of ASC 820, for non-financial assets and liabilities that are not on a recurring basis recognized or disclosed at fair value in the financial statements, to fiscal years, and interim periods, beginning after November 15, 2008. The Company has adopted the guidance within ASC 820 for non-financial assets and liabilities measured at fair value on a nonrecurring basis at January 1, 2009 and will continue to apply its provisions prospectively from January 1, 2009. The application of ASC 820 for non-financial assets and liabilities did not have a significant impact on earnings nor the financial position of the Company.

FASB ASC 810, *Consolidation* ("ASC 810"), ASC 810-10-65, *Transition and Open Effective Date Information* ("ASC 810-10-65" and formerly referred to as FAS-160) establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated financial statements. ASC 810-10-65 is effective for fiscal years beginning after December 15, 2008. The application of ASC 810-10-65 did not have a significant impact on earnings nor the financial position of the Company.

FASB ASC 815, *Derivatives and Hedging* ("ASC 815"), ASC 815-10-65, *Transition and Open Effective Date Information* ("ASC 815-10-65"and formerly referred to as FAS-161) includes a requirement for enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting. ASC 815 is effective prospectively for fiscal years beginning after November 15, 2008. The application of ASC 815 did not have a significant impact on earnings nor the financial position of the Company.

FASB ASC 855, *Subsequent Events* ("ASC 855" and formerly referred to as FAS-165), modified the subsequent event guidance. The three modifications to the subsequent events guidance are: 1) To name the two types of subsequent events either as recognized or non-recognized subsequent events, 2) To modify the definition of subsequent events to refer to events or transactions that occur after the balance sheet date, but before the financial statement are issued or available to be issued and 3) To require entities to disclose the date through which an entity has evaluated subsequent events and the basis for that date, i.e. whether that date represents the date the financial statements were issued or were available to be issued. The adoption of *FASB ASC 855* did not have a material affect on the Company's financial position.

3. Fair Value of Financial Instruments

Cash, commission receivable, investment in escrow account, and accounts payable and accrued expenses in the balance sheet are estimated to approximate fair market value at June 30, 2010.

4. Commitments and Contingencies

In October 2008, the Company became committed to an operating lease for office space in Los Gatos, California. Minimum lease payments due under the operating lease are as follows.

2011	$48,000
2012	48,000
2013	48,000
2014	12,000
Net minimum lease payments	$156,000

Rent expense for the fiscal year 2010 was $42,000. Please also see Note 8 for a discussion on related party transactions.

5. Concentrations of Credit Risk

The majority of the Company's revenues come from one source. A discontinuation of this revenue source would have a material adverse affect upon the Company's financial condition

6. Net Capital Requirement

As a BD, the Company is subject to Rule 15c3-1 of the Security Exchange Act of 1934 which requires the Company to maintain a minimum net capital, as defined under the provisions, of $5,000. The computation of net capital pursuant to Uniform Net Capital Rule 15c3-1 is as follows.

CREDIT:	
Shareholders' equity	$54,919
DEBITS:	
Non-allowable assets:	0
NET CAPITAL	$54,919
Haircuts and other charges	0
ADJUSTED NET CAPITAL	$54,919
Minimum requirements of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater.	5,000
EXCESS NET CAPITAL	$49,919
AGGREGATE INDEBTEDNESS:	$5,430
Total	$5,430
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	9.89%
Excess net capital previously reported	$67,419
Adjustment to cash balance	(17,500)
Excess net capital per this report	$49,919

7. Income Tax Provision

Provision for income taxes is comprised of the following:

Net income (loss) before provision for income taxes	($18,144)
Current tax expense:	
Federal	$0
State	0
Total	$0
Add deferred tax payable (benefit):	
Timing differences	81,262
Allowance for recoverability	(81,262)
Provision for income taxes	$0

A reconciliation of provision for income taxes at the statutory rate to provision for income taxes at the Company's effective tax rate is as follows:

Statutory U.S. federal rate	-15%
Statutory state and local income tax	-10%
Timing differences	0%
Effective rate	-25%

Deferred income taxes are comprised of the following:

Timing differences	$81,262
Allowance for recoverability	(81,262)
Deferred tax benefit	$0

Note: The deferred tax benefits arising from the timing differences begin to expire in fiscal year 2030 and may not be recoverable upon the purchase of the Company under current IRS statutes.

8. Related Party Transaction

In October 2008, the Company entered into a lease agreement with the sole shareholder for office space in Los Gatos, California. For fiscal year 2010, the Company paid $42,000 to the sole shareholder for this office space.

9. Subsequent Events

The Company has made a review of material subsequent events from June 30, 2010 through the date of this report and found no material subsequent events reportable during this period.

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

The Shareholder
Perry Investments, Inc.
dba Take Charge Financial!

In planning and performing our audit of the financial statements of Perry Investments, Inc., dba Take Charge Financial!, for the year ended June 30, 2010, we considered its internal control structure, including procedures for safeguarding firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and for safeguarding the occasional receipt of securities and cash until promptly remitted to the Company's clearing brokers. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally

accepted accounting principles in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changing conditions or the effectiveness of their design may deteriorate. A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements in the financial statements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a material misstatement of the Company's financial statements will not be prevented or detected by the Company's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the Company's financial statements will not be prevented or detected by the Company's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level of risk that the errors or irregularities in material amounts in relation to the financial statements taken as a whole may occur and not be detected within a timely period by the employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we considered to be a material weakness as defined above.

We understand that the internal control structure that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that an internal control structure that does not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and our study, we believe the Company's practices and procedures were adequate as of June 30, 2010 to meet the Commission's objectives.

In addition, our review indicated the Company to be in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(i) as of June 30, 2009, and no facts came to our attention to indicate such conditions had not been complied with during the year.

Donahue Associates, LLC

Monmouth Beach, N.J.
August 17, 2010